UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

AHP SERVICING, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10899

State of Organization: Delaware

IRS EIN: 32-0536439

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

(866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months beginning January 1, 2021 and ending June 30, 2021 (the “Operating Period”), the Company generated $13,487,583 in revenue, which included $630,844 servicing fee revenue and $80,200 asset management fee revenue. At the end of Operating Period, we had 96 servicing clients and serviced 3,661 mortgages. Operating losses over the period totaled $730,847 and were driven by personnel costs of $1,935,655 that resulted from front loaded hiring to ensure there is capacity and expertise to manage significant future growth in the servicing portfolio.

In October 2020, we also established a wholly-owned division of the Company, AHP Mortgage Direct (“Morggage Direct”), that focuses on origination of first mortgages between $5,000 and $75,000. During the Operating Period, Mortgage Direct originated 27 loans which generated $49,052 in revenue, including revenues from loan originations and related fees. The Company is the servicer of most of Mortgage Direct’s loans, resuling in $4,805 in servicing revenue.

During the Operating Period, the Company purchased 173 loans and REOs for a purchase price of $22,683,674. We will continue to use the remaining proceeds from the registration statement to make disciplined investments in additional mortgages as well as to fund operating expenses. As of June 30, 2021, the Company had assets totaling $62,575,193 on the balance sheet, including mortgage loans held for sale of $52,864,332 and cash of nearly $731,664 with total liabilities of only $28,540,839.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $50,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission on November 5, 2018. We subsequently increased the amount of the offering on May 4, 2021 up to $75,000,000. As of June 30, 2021 we have raised $50,507,983 in Class A interests, of which $14,367,930 was raised during the Operating Period.

During the Operating Period, the Company obtained forgiveness of its Paycheck Protection Program loan in the amount of $396,640 from Affiliated Bank. In addition, the Company obtained a second Paycheck Protecytion Program loan in the amount of $881,356 from Affiliated Bank. The Company also owes a $500,0000 Economic Impact Disaster Loan to the Small Business Administration and $23,892,722 to Keystone National Group, LLC. We may utilize debt financing to purchase additional non-performing mortgages and REOs.

Trend Information

During the Operating Period, the Company continued to be impacted as a result of the COVID-19 pandemic. While this had a negative impact on some aspects of our business (e.g., it was difficult to foreclose on residential mortgages while various federal, state and local moratoriums were in place), the federal government’s response to the pandemic had many positive impacts as well. Among them:

•	According to the U.S. Bureau of Economic Analysis, real gross domestic product in the United States grew by a strong 6.3%, with many economic forecasters projecting continued strong growth through the rest of the year. Higher levels of economic growth mean more money flowing through the economy and more opportunities for borrowers to find gainful employment. This in turn makes it easier to service our loans and the loans we service for others because it means that borrowers now have a more meaningful opportunity to rework and/or pay off defaulted loans.

•	According to Pew Research, between the second quarter of 2019 through the second quarter of 2021, the median hourly wages of high-wage workers increased from $50.59 to $52.68 and the median for low-wage workers increased from $10.79 to $11.70. Higher wages make it less likely a borrower defaults on a loan and more likely we are able to, on behalf of ourselves and/or our partners, to resell previously distressed loans as performing loans on the secondary market. Moreover, more payments made by borrowers on time means more money we can distribute as part of our normal business operations and the less expense we incur in serving these loans.

•	According to the U.S. Bureau of Labor Statistics, the United States seasonally-adjusted unemployment rate has dropped significantly to 5.2% as of August 2021, down from roughly 15% during the height of the pandemic. This drop in unemployment has been felt across all demographic and socioeconomic indicators, meaning that the dark days of the pandemic-induced recession appear to be behind us, although there is still much work to be done in order to backfill all of the losses from the pre-pandemic levels. However, more people with jobs paying higher wages is always a positive development in the mortgage servicing industry since it means more money to distribute to Investors and lower costs to service each loan.

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At the same time, the Company still faces many obstacles in naviating the COVID-19 pandemic and its related policy and economic impacts. In addition to the foreclosure and eviction moratoriums that prevented us from taking action on particularly difficult loans:

•	The United States is still experiencing high levels of new coronavirus cases and deaths which will likely continue to impact both borrowers and the Company’s core business operations. Greater viral spread means more opportunities for the pandemic to impact borrowers directly (or indirectly through a friend or family member) which would impact our ability to work with the borrower to improve their situation. In the worst cases, some of our borrowers may die or become hospitalized for a significant amount of time or someone they are close with may do the same. Even in the best case scenario, many persons who are infected with COVID-19 recover but still have long-lasting effects commonly referred to as “long COVID.” In either situation, this can make it difficult for us to properly service our borrowers which will also impact our return to our Investors.

•	The substantial influx of government aid to fight the pandemic and the resulting economic growth have led to an increase in inflation not seen in more than a decade. While many experts believe this inflation is only temporary and will only affect a few industries long-term, it is possible these experts are wrong and that the current levels of inflation will continue to rise in the future. In addition, Congress is still discussing several large infrastructure plans that will inject trillions of more dollars into the economy which could contribute to an additional rise in inflation. However, given the relative stability of the real estate market, we believe the industry and the Company are well-situated to survive fluctuations in inflation.

•	With mortgage rates remaining near all-time lows and with the tremendous influx of new capital into U.S. markets as a result of various governmental stimulus efforts, the broader real estate market has arguably never been more attractive for investors. While this may ultimately lead to more opportunities in the marketplace, it will almost certainly cause new competitors to enter the marketplace as well. We believe that the Company is well-positioned to continue growing in the future and to thrive despite the entrance of these new market participants, but such competition could impact our business at least in the short to medium term.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 2: Other Information

The Company and several of its affiliates have recently experienced significant turnover with some of its senior-staff. Some of these changes occurred during the Operating Period and some occurred shortly thereafter. Among them:

•	Eric Seabrook was hired as President on April 19, 2021
•	Timothy Gillis was promoted from President to Chief Revenue Officer on April 19 2021
•	Erick Bryant was hired as Chief Information Officer on May 24, 2021
•	Helen Turner was hired as Director, Business Solutions & Training on April 5, 2021
•	Rebekah Flig as hired as Director, Enterprise Business Development on January 19, 2021
•	Shlomo Sahadeao was hired as Vice President of Loss Mitigation on January 19, 2021

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Item 3: Financial Statements

AHP SERVICING, LLC

BALANCE SHEETS

June 30, 2021 and December 31, 2020 (unaudited)

	6/30/2021	12/31/2020

ASSETS
Cash and cash equivalents	$731,664	$665,601
Escrow cash	2,972,986	3,051,726
Accounts receivable	491,377	922,620
Fixed assets	405,631	490,029
Mortgage loans held for sale	52,864,332	37,273,368
Due from related parties	4,363,759	2,846,912
Prepaid expenses and other assets	745,444	301,905
TOTAL ASSETS	$62,575,193	$45,552,161

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Escrow Liability	1,519,104	$1,143,595
Accounts payable and accrued expenses	1,732,681	1,355,299
Short-term Debt	1,568,567	662,768
Long-term Debt	23,720,487	14,969,465
Total Liabilities	28,540,839	18,131,127

Total Member’s Equity:	34,034,354	27,421,034

TOTAL LIABILITIES AND MEMBER’S EQUITY	$62,575,193	$45,552,161

See accompanying notes, which are an integral part of these financial statements.

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AHP SERVICING, LLC

STATEMENT OF OPERATIONS

For the six months ending June 30 (unaudited)

	2021	2020
REVENUE
Loan servicing fees	$630,844	$537,405
Asset management fees	80,200	118,620
Interest income
- third party	915,032	151,970
- related party	187,634	309,509
Sale Proceeds	11,259,143	525,019
Other income	414,730	10,999
Total revenue	13,487,583	1,653,522

EXPENSES
Cost of assets sold	8,962,824	448,374
Salaries & wages	1,935,655	2,200,300
Professional services	728,986	409,787
Interest expense	1,489,668	–
Marketing	61,566	54,870
Bank fees	37,974	16,821
Legal expenses	110,509	72,975
Other expense	891,248	539,779
Total operating expenses	14,218,430	3,742,906

Interest expense
NET LOSS	$(730,847)	$(2,089,384)

See accompanying notes, which are an integral part of these financial statements.

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AHP SERVICING, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the 6 months ending June 30, 2021 (unaudited)

Class A Units

Balance, December 31, 2020	$27,421,034

Issuance of Units	9,173,421

Distribution of Units	(1,829,253)

Allocation of net income	(730,847)

Balance, June 30, 2020	$34,034,355

See accompanying notes, which are an integral part of these financial statements.

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AHP SERVICING, LLC

STATEMENT OF CASH FLOWS

For the 6 months ending June 30, 2021 and 2020 (unaudited)

	2021	2020
Cash Flows from operating activities
Net income	$(730,847)	$(2,089,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash items:
Depreciation and amortization	86,343	56,058
Changes in operating assets and liabilities:
Due from related parties	(801,029)	4,230,244
Accounts receivable	(334,264)	(112,683)
Accounts payable	484,896	89,030
Other assets	910,274	223,453
Net cash provided by (used in) operating activities	(384,627)	2,396,718
Cash Flow from Investing Activities
Purchases of investments	(16,022,566)	(9,809,803)
Purchases of property and equipment	(42,838)	(102,889)
Net cash used in investing activities	(16,065,404)	(9,912,692)
Cash flow from financing activities
Issuance of units	9,173,421	8,209,994
Distribution of units	(1,829,253)	(410,301)
Advances on notes payable	9,171,926	0
Net cash provided by financing activities	16,516,094	7,799,693

Net change in cash	66,063	283,719

Cash at beginning of period	$665,601	$666,383
Cash at end of the period	$731,664	$950,102

See accompanying notes, which are an integral part of these financial statements.

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

AHP Servicing, LLC (the “Company”) is a limited liability company organized on June 27, 2017 under the laws of the state of Delaware. The Company is primarily engaged in the business of originating, selling and servicing residential mortgage loans through its correspondent retail, and direct-to-consumer origination channel(s). The Company maintains its corporate office in Chicago, Illinois, with branch offices in multiple states. The defaulted mortgage loans owned by the Company are purchased with the intent to modify or refinance the loan in order to sell the loan in the secondary market, or sell the loan for a lump sum payment. If the Company is unable to modify, refinance, or sell the mortgage loan, the Company will foreclose on the property taking ownership of the underlying collateral.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as codified in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company has diversified its credit risk for cash by maintaining deposits in several financial institutions, which may at times exceed amounts covered by insurance from the Federal Deposit Insurance Corporation. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash and cash equivalents.

Escrow Cash

The Company maintains segregated bank accounts in trust for escrow balances for mortgagors. The balances of these accounts totaled $2,972,986 and $3,051,7226 at June 30, 2021 and 2020, respectively.

Mortgage Loans Held for Sale and Revenue Recognition

Mortgage loans held for sale are carried at the lower of cost or market.

Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in gain on sale of mortgage loans held for sale on the statements of operations.

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Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium.

Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific financial assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Deferred Loan Costs

Deferred loan costs represent expense incurred from acquisition of mortgage loans and are recognized as expense at the time the mortgage loans are sold.

Asset Management Fees

The company performs asset management services for certain mortgage loans held by a related party. Asset management fees are based on a monthly loan fee in accordance with the underlying agreement and are recognized into revenue on a monthly basis.

Loan Origination Fees

Loan origination fees represent revenue earned from originating mortgage loans. Loan origination fees generally represent flat per-loan fee amounts based on a percentage of the original principal loan balance and are recognized as revenue at the time the mortgage loans are funded. Loan origination expenses are charged to operations as incurred.

Interest Income

Interest income on mortgage loans held for sale is recognized for the period from loan funding to sale based upon the principal balance outstanding and contractual interest rates. Revenue recognition is discontinued when loans become 90 days delinquent, or when, in management’s opinion, the recovery of principal and interest becomes doubtful and the mortgage loans held for sale are put on nonaccrual status.

Revenue Recognition

FASB ASC 606, Revenue from Contracts with Customers (ASC 606), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of the Company’s revenue generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as the Company’s mortgage loans, as well as revenue related to the Company’s mortgage servicing activities, as these activities are subject to other GAAP discussed elsewhere within the Company’s notes to financial statements.

Loan Servicing Fees

Loan servicing fees represent revenue earned for servicing loans for various investors and affiliated entities. Loan servicing fees are based on a contractual percentage of the outstanding unpaid principal balance and are recognized into revenue as the related mortgage payments are received. Loan servicing expenses are charged to operations as incurred.

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Servicing Advances

Servicing advances represent escrows advanced by the Company on behalf of borrowers and investors to cover delinquent balances for property taxes, insurance premiums and other out-of-pocket costs. Servicing advances are made in accordance with the Company’s servicing agreements and are recoverable upon collection of future borrower payments, sale of loan collateral, reimbursement by investor, or mortgage insurance claims. The Company periodically reviews servicing advances for collectability and establishes a valuation allowance for estimated uncollectible amounts. No allowance has been recorded as of June 30, 2021 and 2020, as management has determined that all amounts are fully collectible.

Property and Equipment, Net

Property and equipment is recorded at cost and depreciated or amortized using the straight line method over the estimated useful lives of the assets. The following is a summary of property and equipment at June 30:

	Useful Lives
	(years)	2021	2020
Property and equipment, at cost
Capitalized Software	3 - 7	$448,804	$210,099
Computers	3	206,000	154,625
Furniture, Fixtures & Equipment	5	94,529	37,846
Total Property and equipment, at cost		749,333	402,570

Accumulated depreciation and amortization
Capitalized Software		(203,203)	(137,925)
Computers		(111,127)	(59,548)
Furniture, Fixtures & Equipment		(29,372)	(7,104)
Total Accumulated depreciation and amortization		(343,702)	(204,577)
Total Property and equipment, net		$405,631	$197,993

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statements of operations. The Company did not recognize any impairment losses during the six month period ended June 30, 2021 and 2020.

Capitalized Internal Software

The Company accounts for its internally developed software in accordance with FASB ACS 350-40, Intangibles – Goodwill and Other, Subtopic Internal Use Software (ASC 350-40). Per ASC 350-40, direct costs incurred during the preliminary project stage are expensed as incurred. Once the capitalization criteria of ASC 350-40 have been met, external direct costs of materials and services consumed in developing or obtaining internal use computer and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal use software are capitalized.

Deferred Offering Costs

The Company complies with the requirements of FASB ACS-340-10-S99-1 and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (SAB) Topic 5A – “Expenses of Offering.” Deferred Offering Costs consist principally of legal fees incurred in connection with the Offering discussed in Note F. Prior to the completion of the Offering, these costs are capitalized as deferred offering costs on the balance sheets. The deferred offering costs will be charged to member’s equity upon the completion of the Proposed Offering or expensed if the Proposed Offering is not completed.

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Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes, to the extent possible, have been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the stockholders’ personal income tax returns. The Company has no federal or state tax examinations in process as of June 30, 2021.

Stock-Based Compensation

The Company has stock-based compensation, grant-date fair value is determined using management’s estimated value. Compensation cost for service-based equity awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

Risks and Uncertainties

In the normal course of business, companies in the mortgage banking industry encounter certain economic and regulatory risks. Economic risks include interest rate risk and credit risk. The Company is subject to interest rate risk to the extent that in a rising interest rate environment, the Company may experience a decrease in loan production, as well as decreases in the value of mortgage loans held for sale not committed to investors and commitments to originate loans, which may negatively impact the Company’s operations. Credit risk is the risk of default that may result from the borrowers’ inability or unwillingness to make contractually required payments during the period in which loans are being held for sale or serviced by the Company.

The Company sells loans to investors without recourse. As such, the investors have assumed the risk of loss or default by the borrower. However, the Company is usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation and collateral. To the extent that the Company does not comply with such representations, or there are early payment defaults, the Company may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults. In addition, if loans pay-off within a specified time frame, the Company may be required to refund a portion of the sales proceeds to the investors.

The Company’s business requires substantial cash to support its operating activities. As a result, the Company is dependent on its warehouse line of credit, and other financing facilities in order to finance its continued operations. If the Company’s principal lenders decided to terminate or not to renew any of these financing facilities with the Company, the loss of borrowing capacity could have a material adverse impact on the Company’s financial statements unless the Company found a suitable alternative source.

The Company is also dependent on its investors and affiliated entities in order to finance its continued operations. If the Company’s principal investors and affiliated entities decide to terminate the relationship with the Company, the loss of capital could have a material adverse impact to the Company’s financial statements unless the Company found a suitable alternative source.

The recent global outbreak of COVID-19 has disrupted economic markets, and the prolonged economic impact is uncertain. The operational and financial performance of the Company depends on future developments, including the duration and spread of the outbreak, and such uncertainty may have an adverse impact on the Company’s financial performance.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year financial statement presentation.

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B.	MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale are as follows at June 30:

	2021	2020
Mortgage loans held for sale	$50,456,260	$16,766,225
Deferred costs, net	2,408,072	864,965
Mortgage loans held for sale	$52,864,332	$17,631,190

C.	DEBT

The Company has a warehouse line of credit agreement with NexBank SSB. The warehouse line amount as of June 30, 2021 and 2020 was $5,000,000 and $0, respectively. The warehouse line of credit agreement has an interest rate of 3.55% and expires August 9, 2021. The balance outstanding was $172,210 and $0 at June 30, 2021 and 2020, respectively.

In April 2020, the Company was approved by the U.S. Small Business Administration (SBA) under the Coronavirus Aid, Relief, and Economic Security Act (CARES) for a Paycheck Protection Program (PPP) loan and received proceeds totaling $396,460. Interest is at 1.00% per annum, and the note matures in April 2022. The note has a deferral period of six months beginning the date of the note, during which interest accrues. The outstanding balance under the note payable was forgiven in 2021.

In February 2021, the Company was approved by the U.S. Small Business Administration (SBA) under the Coronavirus Aid, Relief, and Economic Security Act (CARES) for a Paycheck Protection Program (PPP) second round loan and received proceeds totaling $881,356. Interest is at 1.00% per annum, and the note matures in February 2023. The note has a deferral period of six months beginning the date of the note, during which interest accrues. Balance of the note, including accrued interest, as of June 30, 2021 was $884,857. The Company intends to use the entire PPP loan amount for qualifying expenses and to apply for forgiveness of the loan in accordance with the terms of the CARES Act. While the Company currently believes that its use of PPP loan proceeds will meet the SBA conditions for forgiveness of the loan, the Company may take actions in the future that could cause the loan to be ineligible for forgiveness, either in whole or partially.

During 2020 and 2021, the Company entered into secured promissory notes totaling $29,908,165. Interest is at 12% per annum and the notes mature on September 20 ,2022, with the agreements being guaranteed by all assets of the Company. The balance outstanding at June 30, 2021 and 2020 was $23,892,772 and $0, respectively.

In July 2020, the Company obtained an SBA COVID-19 Economic Injury Disaster Loan in the amount of $500,000. The loan has an interest rate of 1.0% and a term of 30 years.

D.	MEMBERS’ EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any debt, obligation, or liability.

The Company’s Proposed Offering (The Offering) under Regulation A was qualified by the SEC on November 7, 2018. Under the Offering the Company is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share.

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The Company allows for accredited and non -accredited investors in Series A Preferred Stock. The SEC has specified requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering.

The Board of Directors has exclusive control over all aspects of the Company’s business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights. For the six months ended June 30, 2021 and 2020, net member contributions totaled $42,821,765 and $24,383,319, respectively.

E.	PHANTOM STOCK PLAN

The Company has a Phantom Stock Plan (the “Plan”) where it issues awards to certain participating key employees. Under the Plan the Company can issue awards not to exceed 20.00% of the Company’s equity. At June 30, 2021 the Company had outstanding awards totaling 15%, as defined in the underlying agreements. Phantom stock awards that are forfeited may be re-granted in accordance with the Plan. The value of phantom stock corresponds to the fair value of the Company’s common stock as defined in the agreements. The phantom share awards vest over a three-year service period. The Company did not recognize compensation expense related to the Plan during the six month periods ended June 30, 2021 or 2020.

F.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Employees may contribute amounts subject to certain Internal Revenue Service and plan limitations. The Company may make discretionary matching and non-elective contributions. The Company did not make any discretionary matching or non-elective contributions for the six months ended June 30, 2021 and 2021.

G.	COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit

The Company enters into interest rate lock commitments with borrowers who have applied for residential mortgage loans and commitments to purchase loans with third party originators who have met certain credit and underwriting criteria. These commitments expose the Company to market risk if interest rates change and the underlying loan is not economically hedged or committed to an investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the mortgagor does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor’s residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon. Total commitments to originate loans approximated $1,118,975 and $0 at June 30, 2021 and 2020, respectively.

Regulatory Contingencies

The Company is subject to periodic audits and examinations, both formal and informal in nature, from various federal and state agencies, including those made as part of regulatory oversight of mortgage origination, servicing, and financing activities. Such audits and examinations could result in additional actions, penalties, or fines by state or federal governmental bodies, regulators or the courts.

Operating Leases

The Company leases office space under various operating lease arrangements, which expire through May 2026. Total rent expense under all operating leases amounted to $76,843 and $77,216 for the six months ended June 30, 2021 and 2020, and are included in occupancy, equipment and communication on the statements of operations, respectively.

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Future minimum rental payments under long-term operating leases are as follows at June 30, 2021:

Future minimum payments:	Year ending December 31:	Amounts
	2021	$154,518
	2022	181,219
	2023	190,543
	2024	117,276
	2025 and thereafter	92,406

	Total	$735,962

Legal

The Company operates in a highly regulated industry and may be involved in various legal and regulatory proceedings, lawsuits and other claims arising in the ordinary course of its business. The amount, if any, of ultimate liability with respect to such matters cannot be determined, but despite the inherent uncertainties of litigation, management currently believes that the ultimate disposition of any such proceedings and exposure will not have, individually or taken together, a material adverse effect on the financial condition, results of operations, or cash flows of the Company. However, actual outcomes may differ from those expected and could have a material effect on the Company’s financial position, results of its operations or cash flows in a future period. The Company accrues for losses when they are probable to occur, and such losses are reasonably estimable. Legal costs are expensed as incurred and are included in general and administrative on the statements of operations.

H.	RELATED PARTY TRANSACTIONS

The Company has a servicing agreement with American Homeowner Preservation 2015A+, LLC (AHPS 2015A+), a related party through common ownership. Both the Company and AHPS 2015A+ are subsidiaries of Neighborhoods United, LLC.

The Company performs asset management services and subservicing for AHP 2015A+. Total fees recognized as revenue from activities performed for AHP 2015A+ was $333,270 and $606,609 for the six month period ended June 30, 2021 and 2020, respectively.

In June 2020 the Company purchased a portfolio of mortgages from AHP 2015A+. The purchase price of $6,496,586 was offset with the intercompany note between the two entities. The Company is entitled to a 14% return on their purchase price of the assets with the excess return going back to 2015A+.

In March 2020 AHP Title Holdings, LLC was formed for the purpose of selling, underwriting and providing title insurance to third parties. At June 30, 2021 and 2020 the Company has a due from related party the related party in the amount of $398,400 and $0, respectively.

For the six month ending June 30, 2021 and 2020, the company paid $678,608 and $149,889 to Activist Legal LLC (“Activist”). Activist is a Washington DC based law firm owned by Neighborhoods United, LLC. Activist performed foreclosure legal work on mortgages owned by the Company.

In November 2020, the Company executed and amended a promissory note receivable with AHPS 2015A+, a related party with common ownership in the amount of $4,200,000. The note bears interest at a rate of 12% per annum, and matures on July 23, 2021. The outstanding balance of the promissory note receivable is $2,899,617 including accrued interest of $257,409 at June 30, 2021 and is included in due from related parties.

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During 2020 preREO LLC (“preREO”) was started. This entity is a subsidiary Neighborhoods United, LLC. preREO markets mortgages held by the Company for sale to investors. preREO LLC generates fee and commission income related to the sale of the mortgages. The Company finances the sale of the mortgage loan to investors. In December 2020, the Company executed a promissory note receivable with preREO LLC, a related party with common ownership in the amount of $2,000,000. The note bears interest at a rate of 12% per annum, and matures on December 31, 2022. The outstanding balance of the promissory note receivable is $411,990 at June 30, 2021 and is included in due from related parties.

I.	FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, escrow cash, short-term receivables, notes receivable, short-term payables, notes payable, and the warehouse line of credit approximate their fair value at June 30, 2021 and 2020.

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Item 4: Exhibits

Exhibit 1A-2A	Certificate of Formation of Company*
Exhibit 1A-2B	Third Amended and Restated Limited Liability Company Agreement*
Exhibit 1A-2C	First Amended and Restated Authorizing Resolution of the Company*
Exhibit 1A-6A	Servicing Agreement between Company and American Homeowner Preservation 2015A+, LLC*

*Filed previously

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Signatures

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

AHP SERVICING, LLC

September 30, 2021	By: /s/ Jorge Newbery___________________
Jorge Newbery, President & CEO

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chuck Halko
Chuck Halko, Chief Financial Officer
September 30, 2021

/s/ Jorge Newbery
Jorge Newbery, President and Chief Executive Officer
September 30, 2021

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